

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

<u>Via E-mail</u>
Jeffrey I. Rassás
President
Nuvola, Inc.
8800 N. Gainey Center Dr., Suite 270
Scottsdale, AZ 85258

> **Re: Nuvola, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2014**
> **File No. 333-199794**

Dear Mr. Rassás:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we reference prior comments, we are referring to our letter dated October 9, 2014 concerning your registration statement on Form 10 (File No. 000-55212).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In response to prior comment 1, you indicate that you seek to register the spin-off transaction; however, the prospectus states that it will be used for resales of the shares the holders of Bollente will obtain in the spin-off distribution and refers to a resale sale price of $.001 per share. Please revise throughout to clarify that the registered transaction is the offer and sale of Nuvola shares by Bollente to its shareholders for no consideration. Sections of the filing you should revise significantly to respond to this comment include the Cover Page, Use of Proceeds, Selling Stockholders and Plan of Distribution.

2.   Be advised that affiliates of Nuvola will not be able to resale their shares unless the resales are registered or those resales are conducted in accordance with Rule 144. If you also wish to register resales by holders of such "control securities," identify those persons in the Selling Stockholders section and provide disclosure responsive to Item 507 of Regulation S-K with respect to the shares to be offered for resale.

3.   Please ensure you provide information in response to each applicable item of Form S-1, including Item 403 of Regulation S-K. The Item 403 table should also show the share ownership for the required holders, giving effect to the receipt of the shares in the registered spin-off.

Registration Statement Cover Page

4.   Please check the applicable box to indicate your filer status.

Plan of Distribution, page 19

5.   On page 20, you indicate that if a selling shareholder enters into an agreement with an underwriter that you will provide the relevant details in a prospectus supplement or a revision to the prospectus. If your amendment retains a selling shareholder component, tell us the basis for your belief that a material change to the plan of distribution, such as the change described above, could be effected other than by means of a post-effective amendment. See Item 512(a)(1)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, page 35

6.   We note your responses to prior comments 25 and 26 regarding your $135,000 loan to Bollente and your $73,000 loan from Bollente, respectively. Please file written summaries of these loan agreements as exhibits to the registration statement. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. Additionally, please tell us whether there is any material uncertainty regarding the enforceability of your loan arrangement to Bollente that is not documented in writing or material uncertainty regarding Bollente's ability to repay the loan amount. If there is any material uncertainty, please consider adding a corresponding risk factor discussion.

7.   The revisions made in response to prior comment 26 appear to indicate that the $13,000 loan you received from Bollente was repaid. Please ensure you disclose the amount of principal outstanding at the end of each period for which financial statements are presented and disclose the principal outstanding as of the latest practicable date. To the extent repayments were made, indicate the amount and the periods in which payments occurred.

Directors, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 36

8.   Your response to prior comment 21 indicates that your directors' significant business experiences provide your board with valuable business industry expertise. Please revise to include a discussion of the specific business experiences you are referencing and clarify what specific experience is valuable.

Jeffrey I. Rassás, page 36

9.   With regard to your response to prior comment 22, please:

- clarify which entity declared bankruptcy and whether Mr. Rassás was an officer or director of this entity when bankruptcy was declared or at any time within the two years prior to the bankruptcy petition date,

- quantify the substantial return generated from the sale of AmberAlert and Pets911, explain how this amount was calculated and clarify who recognized it, and

- provide support for the statements that Earth911.com was the nation's leading environmental and sustainability resource, generated millions of visitors per year and was featured on Oprah several times.

Involvement in Certain Legal Proceedings, page 37

10.   We note your response to prior comment 23; however, it does not does appear that the text set forth under this heading conforms to Item 401(f) of Regulation S-K. For example, the text of Item 401(f)(1) varies from the language in your second bullet point. Please revise.

Outside Back Cover Page, page 43

11.   Please ensure your dealer prospectus delivery obligation complies with Item 502 of Regulation S-K and Securities Act Section 4(a)(3), as well as the structure of your offering. In this regard, it appears dealers will have a prospectus delivery obligation that continues beyond the offering completion date (i.e., beyond the day the spin-off is effected). Additionally, it does not appear that the second sentence is applicable in the context of this offering.

Part II: Information Not Required in Prospectus

Indemnification of Officers and Directors, page 44

12.   Please revise your disclosure responsive to prior comment 29 to clarify the instances in which you may indemnify your officers and directors and the instances in which you must indemnify them. In this regard, Sections 1 and 2 of Article VI of your Bylaws appear to describe instances in which indemnification is permissive while Section 3 of Article VI describes an instance in which indemnification is mandatory.

Exhibit Index, page 49

13.   It does not appear that Exhibit 10.5, your independent contractor agreement with Card a Client LLC, was filed. Please include this exhibit with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP